Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	September 30,	December 31,
	2022	2021
Assets

Current assets:
Cash	$10,148,819	$10,699,679
Restricted cash (note 5)	1,000,000	1,250,000
Accounts receivable, net (note 19(b))	14,401,803	10,997,389
Prepaid expenses and other	3,235,228	1,912,357
Total current assets	28,785,850	24,859,425

Property, plant and equipment (note 6)	3,034,052	1,925,056
Intangible assets (note 7)	33,217,175	9,589,399
Goodwill (note 5)	14,897,529	6,750,107
Right-of-use assets (note 8)	64,005,738	29,519,706
Total assets	$143,940,344	$72,643,693

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$19,551,547	$9,770,640
Current portion of loans payable (note 10(a))	2,343,490	513,992
Current portion of lease liabilities (note 8)	11,757,639	6,557,690
Other payables (note 12)	3,507,689	348,187
Non-controlling interest loans (note 10(b))	91,823	85,214
Deferred and contingent consideration (note 13)	1,000,000	1,250,000
Total current liabilities	38,252,188	18,525,723

Loans payable (note 10(a))	49,554,600	13,052,641
Lease liabilities (note 8)	54,355,326	24,475,997
Shareholder loan (note 11)	2,101,540	–
Total liabilities	144,263,654	56,054,361

Shareholders’ (deficit) equity:
Common shares (note 14)	114,120,362	98,408,917
Contributed surplus (note 15)	4,520,246	4,204,280
Deficit	(116,836,359)	(85,285,760)
Total shareholders’ equity excluding non-controlling interest	1,804,249	17,327,437
Non-controlling interest (note 23)	(2,127,559)	(738,105)
Total shareholders’ (deficit) equity	(323,310)	16,589,332

Basis of preparation and going concern (note 2(a))
Contingencies (note 16)
Total liabilities and shareholders’ (deficit) equity	$143,940,344	$72,643,693

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Revenue:
Service revenue	$20,752,105	$13,130,245	$48,027,560	$38,150,632

Expenses:
Direct center and patient care costs	10,207,404	6,911,058	25,193,562	20,125,081
Other regional and center support costs (note 24)	8,257,804	4,596,981	18,499,681	14,038,159
Depreciation (notes 6 and 8)	3,136,369	1,373,149	6,292,913	4,309,114
	21,601,577	12,881,188	49,986,156	38,472,354

Regional operating income (loss)	(849,472)	249,057	(1,958,596)	(321,722)

Center development costs	215,954	203,929	562,108	667,336
Corporate, general and administrative expenses (note 24)	9,629,398	5,145,964	20,365,633	15,685,529
Share-based compensation (note 15)	2,762	221,679	315,966	631,011
Amortization (note 7)	570,648	115,834	985,648	347,500
Interest expense	3,183,165	1,145,337	5,633,165	3,507,436
Interest income	–	(3,067)	(12,230)	(5,260)
Loss on extinguishment of loans (note 10(a)(ii))	2,331,917	–	2,331,917	–
Forgiveness of loan payable (note 10(c))	–	(3,128,596)	–	(3,128,596)

Loss before income taxes	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)

Income tax expense (note 18)	–	–	–	–

Loss for the period and comprehensive loss	$(16,783,316)	$(3,452,023)	$(32,140,803)	$(18,026,678)

Loss for the period attributable to:
Non-controlling interest (note 23)	$(421,890)	$65,227	$(593,545)	$(107,049)
Common shareholders of Greenbrook TMS	(16,361,426)	(3,517,250)	(31,547,258)	(17,919,629)
	$(16,783,316)	$(3,452,023)	$(32,140,803)	$(18,026,678)

Net loss per share (note 22):
Basic	$(0.59)	$(0.22)	$(1.49)	$(1.23)
Diluted	(0.59)	(0.22)	(1.49)	(1.23)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in (Deficit) Equity

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common shares		Contributed		controlling	equity
Nine months ended September 30, 2021	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Net comprehensive loss for the period	–	–	–	(17,919,629)	(107,049)	(18,026,678)
Issuance of common shares (note 14)	4,292,108	38,355,984	–	–	–	38,355,984
Exercise of stock options	5,500	46,875	(18,125)	–	–	28,750
Share-based compensation (note 15)	–	–	631,011	–	–	631,011
Exercise of warrants	1,800	28,729	(5,670)	–	–	23,059
Distributions to non-controlling interest	–	–	–	–	(508,000)	(508,000)
Acquisition of subsidiary non-controlling interest	–	–	–	(351,670)	143,259	(208,411)
Non-controlling interest subsidiary investment	–	–	–	19,374	40,626	60,000
Balance, September 30, 2021	17,801,885	$98,561,230	$3,955,852	$(78,453,901)	$(823,724)	$23,239,457

					Non-	Total
	Common shares		Contributed		controlling	equity
Nine months ended September 30, 2022	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332
Net comprehensive loss for the period	–	–	–	(31,547,258)	(593,545)	(32,140,803)
Share-based compensation (note 15)	–	–	315,966	–	–	315,966
Issuance of common shares - acquisition (note 14)	11,634,660	15,711,445	–	–	–	15,711,445
Acquisition of subsidiary non-controlling interest (note 23)	–	–	–	(3,341)	(496,659)	(500,000)
Distributions to non-controlling interest	–	–	–	–	(299,250)	(299,250)
Balance, September 30, 2022	29,436,545	$114,120,362	$4,520,246	$(116,836,359)	$(2,127,559)	$(323,310)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Nine months ended
	September 30,	September 30,
	2022	2021
Cash provided by (used in)

Operating activities:
Loss for the period	$(32,140,803)	$(18,026,678)
Adjusted for:
Amortization	985,648	347,500
Depreciation	6,292,913	4,309,114
Interest expense	5,633,165	3,507,436
Interest income	(12,230)	(5,260)
Share-based compensation	315,966	631,011
Loss on extinguishment of loan	2,331,917	–
Forgiveness of loan payable (note 10(c))	–	(3,128,596)
Change in non-cash operating working capital:
Accounts receivable	117,901	(235,966)
Prepaid expenses and other	(495,246)	(834,887)
Accounts payable and accrued liabilities	3,841,055	1,333,391
Other payables	3,159,502	299,505
	(9,970,212)	(11,803,430)

Financing activities:
Net proceeds on issuance of common shares (note 14)	–	35,260,185
Net proceeds on exercise of stock options	–	28,750
Interest paid	(3,808,215)	(3,265,259)
Broker warrants exercised	–	23,059
Finance costs incurred (note 10(a))	(3,071,233)	(29,493)
Bank loans advanced	55,000,000	–
Bank loans repaid (note 10(a))	(31,907,466)	(123,639)
Conversion Instruments issued	(892,950)	–
Principal repayment of lease liabilities	(5,827,371)	(3,908,739)
Net non-controlling interest loans advanced	6,609	5,982
Distribution to non-controlling interest	(299,250)	(508,000)
	9,200,124	27,482,846

Investing activities:
Acquisitions, net of cash acquired	740,866	–
Change in restricted cash	250,000	(1,050,000)
Acquisition of subsidiary non-controlling interest (note 23)	(500,000)	(208,411)
Non-controlling interest subsidiary investment	–	60,000
Deferred and contingent consideration paid (note 13)	(250,000)	(8,273,630)
Purchase of property, plant and equipment	(33,868)	(11,089)
Interest received	12,230	5,260
	219,228	(9,477,870)

Increase (decrease) in cash	(550,860)	6,201,546

Cash, beginning of period	10,699,679	18,806,742
Cash, end of period	$10,148,819	$25,008,288

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

The Company’s head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $9,970,212 for the nine months ended September 30, 2022 (nine months ended September 30, 2021 – $11,803,430).

On December 31, 2020, the Company entered into a credit and security agreement (the “Oxford Credit Agreement”), as amended on October 29, 2021, for a $30,000,000 secured credit facility (the “Oxford Credit Facility”) with Oxford Finance LLC (the “Lender”). The Oxford Credit Facility provided a $15,000,000 term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15,000,000 in three $5,000,000 delayed draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. On July 14, 2022, the Company entered into a credit agreement (the “Madryn Credit Agreement”) for a $75,000,000 secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities. Upon closing of the Madryn Credit Facility, the Company drew a $55,000,000 term loan under the Madryn Credit Facility. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

On July 14, 2022, the Company used $15,446,546 of the proceeds from the Madryn Credit Facility was used to repay in full the outstanding balance owing under the Company’s existing Oxford Credit Facility and the Company terminated the Oxford Credit Facility effective July 14, 2022. Refer to note 10(a) for a more detailed description. Concurrently, the Company used $15,154,845 of proceeds to repay various loans previously held by Success TMS (as defined below) in connection with the Success TMS Acquisition (as defined below). The terms of the Madryn Credit Facility require the Company to satisfy various financial covenants including a minimum liquidity and minimum consolidated revenue amounts that become effective on July 14, 2022 and September 30, 2022, respectively. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain. The Company has historically been able to obtain financing from supportive shareholders and other sources when required as evidenced by the Company securing the Madryn Credit Facility on July 14, 2022. The existence of these conditions as at September 30, 2022, indicate substantial doubt as to the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on November 8, 2022.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

(d)	Comparative information:

(i)	Restricted cash

Comparative figures have been updated to reflect immaterial reclassification adjustments to present changes in restricted cash balances as an investing activity in the condensed interim consolidated statements of cash flows for the nine months ended September 30, 2022.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2021 audited consolidated financial statements, except as described below:

(a)	Intangible assets:

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of covenants not to compete, management service agreements with a professional organization and software. These intangible assets are recorded at cost and are amortized over their estimated useful lives, as follows:

Covenants not to compete	5 years
Management services agreement	15 years
Software	5 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

4.	Recent accounting pronouncements:

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

4.	Recent accounting pronouncements (continued):

The Company is currently assessing the impact of the pronouncement and does not expect the amendment to the existing standard to have any material impact on the Company’s consolidated financial statements.

5.	Business combinations:

(a)	Acquisition of Achieve TMS East/Central:

On October 1, 2021, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Achieve TMS East/Central Acquisition”) of all of the issued and outstanding membership interests of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was $7,905,700, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. The Company paid $6,655,700 in cash upon closing of the Achieve TMS East/Central Acquisition and the remaining $1,250,000 was held in an escrow account, subject to the finalization of the escrow conditions.

In addition, the purchase price payable in respect of the Achieve TMS East/Central Acquisition includes contingent consideration that is subject to a capped earn-out of up to an additional $2,500,000 based on the earnings before interest, tax, depreciation and amortization (“EBITDA”) achieved by Achieve TMS East during the twelve-month period following the closing of the Achieve TMS East/Central Acquisition. All subsequent changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net loss and comprehensive loss. As at October 1, 2021, December 31, 2021, and September 30, 2022, the Company estimated the fair value of the purchase price payable in respect to the earn-out to be nil. The amount recognized as at October 1, 2021, December 31, 2021 and September 30, 2022 was based on management’s best estimate of the earn-out payable and was subject to estimation uncertainty.

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at October 1, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in cash that is restricted and being held in an escrow account, subject to finalization of the escrow conditions. During the nine months ended September 30, 2022, $250,000 of the restricted cash held in escrow was released to the vendors.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

5.	Business combinations (continued):

The Achieve TMS East/Central Acquisition represents the addition of 17 new TMS centers (each, a “TMS Center”) and strengthens the Company’s presence in New England and in the central United States.

The Achieve TMS East/Central Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Achieve TMS East/Central Acquisition is final, and is comprised as follows:

Purchase consideration

Cash paid, net of cash acquired ($69,769)	$6,585,931
Deferred and contingent consideration	1,250,000
Working capital adjustment	(104,052)
7,731,879
Net assets acquired
Current assets, excluding cash acquired	460,070
Property, plant and equipment	57,544
Covenants not to compete	550,000
Management services agreement	3,850,000
Right-of-use assets	2,366,868
Accounts payable and accrued liabilities	(228,193)
Current lease liabilities	(1,152,426)
Long-term lease liabilities	(1,214,441)
4,689,422
Goodwill	$3,042,457

As part of the Achieve TMS East/Central Acquisition, the Company acquired a management services agreement (the “Achieve TMS East/Central MSA”) between Achieve TMS East/Central and professional entities owned by an Achieve TMS East/Central physician, under which it provides management, administrative, financial and other services in exchange for a fee. The Achieve TMS East/Central MSA is the key intangible asset identified as part of the Achieve TMS East/Central Acquisition and drives the value of the business. The Achieve TMS East/Central MSA is valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Achieve TMS East/Central MSA by excluding any cash flows related to contributory assets.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

5.	Business combinations (continued):

The purchase agreement in respect of the Achieve TMS East/Central Acquisition included a non-compete covenant from the sellers in favor of the Company. Pursuant to this covenant, the sellers are prohibited from competing with Achieve TMS East/Central for a period of five years from the closing date of the Achieve TMS East/Central Acquisition. This intangible asset is valued using the with-and-without method.

Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS East/Central’s operations with the Company, and is allocated to the Achieve TMS East/Central cash generating unit (“CGU”). Goodwill is deductible for tax purposes.

(b)	Acquisition of Success TMS:

On July 14, 2022, the Company, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”), by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company valued at $11,783,584, and an additional 2,908,665 common shares of the Company, valued at $3,927,861, have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such common shares issued as consideration to the Seller Parties, including the common shares deposited in escrow, collectively, the “Consideration Shares”).

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding common shares of the Company on a post-acquisition basis and subject to adjustments, as described above.

The Success TMS Acquisition represents the addition of 47 new TMS Centers, with a new presence in additional states, including Illinois, New Jersey, Nevada and Pennsylvania.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

5.	Business combinations (continued):

The Success TMS Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Success TMS Acquisition is preliminary, and is comprised as follows:

Purchase consideration

Share issuance	$11,783,584
Share issuance, held in escrow	3,927,861
15,711,445
Net assets acquired
Cash acquired	740,866
Accounts receivable, net	3,522,315
Prepaid expenses and other	893,807
Property, plant and equipment	751,327
Software	363,424
Management services agreement	24,250,000
Right-of-use assets	36,279,619
Accounts payable and accrued liabilities	(5,939,852)
Deferred grant income	(225,559)
Loans payable	(14,836,324)
Shareholder loan	(2,078,979)
Lease liabilities	(36,156,622)
7,564,022
Goodwill	$8,147,423

As part of the Success TMS Acquisition, the Company acquired five management services agreements (the “Success TMS MSAs”) between Success TMS and professional entities owned by Success TMS physicians, under which it provides management, administrative, financial and other services in exchange for a fee. The Success TMS MSAs are the key intangible assets identified as part of the Success TMS Acquisition and drives the value of the business. The Success TMS MSAs are valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Success TMS MSAs by excluding any cash flows related to contributory assets.

From the date of closing of the Success TMS Acquisition on July 14, 2022 up to and including September 30, 2022, Success TMS has contributed service revenues and a net loss of $7,003,833 and $2,584,574, respectively.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

5.	Business combinations (continued):

The purchase price allocation is considered to be preliminary should subsequent adjustments during the measurement period occur as a result of the finalization of the fair value of other receivables, accounts payable and accrued liabilities as well as potential unrecorded liabilities. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Success TMS’ operations with the Company, and is allocated to the Success TMS CGU. Goodwill is deductible for tax purposes.

For the nine months ended September 30, 2022, $972,273 of Success TMS Acquisition-related costs have been incurred and are included in corporate, general and administrative expenses on the condensed interim consolidated statements of net loss and comprehensive loss.

The unaudited consolidated revenue and loss for the period and comprehensive loss, not including operational synergies, on a proforma basis as if the Company acquired Success TMS as at January 1, 2022, is $64,226,234 and $24,591,481, respectively. This proforma information is for informational purposes only and does not represent actual results of operations for the period presented.

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2021	$115,604	$179,399	$2,536,225	$2,831,228
Additions	–	33,868	702,877	736,745
Additions through business combinations (note 5(b))	–	53,347	697,980	751,327
Balance, September 30, 2022	$115,604	$266,614	$3,937,082	$4,319,300

Accumulated depreciation

Balance, December 31, 2021	$80,355	$56,477	$769,340	$906,172
Depreciation	17,339	22,001	339,736	379,076
Balance, September 30, 2022	$97,694	$78,478	$1,109,076	$1,285,248

Net book value

Balance, December 31, 2021	$35,249	$122,922	$1,766,885	$1,925,056
Balance, September 30, 2022	17,910	188,136	2,828,006	3,034,052

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

7.	Intangible assets:

	Management	Covenant not
	services agreement	to complete	Software	Total
Cost

Balance, December 31, 2021	$9,870,000	$860,000	$–	$10,730,000
Additions through business combinations (note 5b)	24,250,000	–	363,424	24,613,424
Balance, September 30, 2022	$34,120,000	$860,000	$363,424	$35,343,424

Accumulated depreciation

Balance, December 31, 2021	$972,740	$167,861	$–	$1,140,601
Amortization	836,825	129,000	19,823	985,648
Balance, September 30, 2022	$1,809,565	$296,861	$19,823	$2,126,249

Net book value

Balance, December 31, 2021	$8,897,260	$692,139	$–	$9,589,399
Balance, September 30, 2022	32,310,435	563,139	343,601	33,217,175

8.	Right-of-use assets and lease liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

		TMS Center
	TMS devices	locations	Total
Right-of-use assets, December 31, 2021	$13,741,292	$15,778,414	$29,519,706
Additions to right-of-use assets	1,314,203	3,508,924	4,823,127
Additions through business combinations (note 5(b))	19,418,442	16,861,177	36,279,619
Exercise of buy-out options into property, plant and equipment	(702,877)	–	(702,877)
Depreciation on right-of-use assets	(2,695,268)	(3,218,569)	(5,913,837)
Right-of-use assets, September 30, 2022	$31,075,792	$32,929,946	$64,005,738

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

8.	Right-of-use assets and lease liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended September 30, 2022 is 10% (December 31, 2021 – 10%).

Lease liabilities, December 31, 2021	$31,033,687
Additions to lease liability	4,750,027
Additions through business combinations (note 5(b))	36,156,622
Interest expense on lease liabilities	3,039,521
Payments of lease liabilities	(8,866,892)
Lease liabilities, September 30, 2022	66,112,965

Less current portion of lease liabilities	11,757,639
Long term portion of lease liabilities	$54,355,326

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	September 30,	December 31,
	2022	2021
Accounts payable	$15,769,944	$7,515,566
Accrued liabilities	3,781,603	2,255,074
Total	$19,551,547	$9,770,640

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

10.	Loans payable:

(a)	Bank loans:

	TMS	Madryn
	Device	Credit	Promissory
	loans (i)	Facility (ii)	notes (iii)	Total
Total, September 30, 2022	$245,164	$51,491,486	$161,440	$51,898,090
Short term	147,174	2,196,316	–	2,343,490
Long term	$97,990	$49,295,170	$161,440	$49,554,600

(i)	TMS Device loans

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during the year ended December 31, 2021. There are no covenants associated with these loans. The loans were repaid during the year ended December 31, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

During the period ended September 30, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS devices. These TMS device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,538 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During the nine months ended September 30, 2022, the Company repaid TMS device loans totalling $64,582 (September 30, 2021 – $48,639).

(ii)	Madryn Credit Facility

On July 14, 2022, the Company entered into the Madryn Credit Agreement in respect of the Madryn Credit Facility. The Madryn Credit Facility provided the Company with a $55,000,000 term loan (the “Term Loan”), with an option to draw up to an additional $20,000,000 in a single draw at any time on or prior to December 31, 2024 for the purposes of funding future mergers and acquisition activity. All amounts borrowed under the Madryn Credit Facility will bear interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The principal balance of $55,000,000 is due in five equal 3 month installments beginning on September 30, 2026. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

The carrying amount of the Madryn Credit Facility as at September 30, 2022 is $51,491,486 (December 31, 2021 – nil). Transaction costs of $3,071,233 were incurred and are deferred over the term of the Madryn Credit Facility. Amortization of deferred transaction costs for the three and nine months ended September 30, 2022 was $135,408 (three months ended September 30, 2021 – nil) and was included in interest expense.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum liquidity covenants that became effective September 30, 2022 and July 14, 2022, respectively. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Madryn Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

In accordance with the terms of the Madryn Credit Agreement, the Company has issued conversion instruments (each, a “Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5,000,000 of the outstanding principal amount of the Term Loan into common shares of the Company at a price per share equal to $1.90 (representing a 15% premium to the 30-day volume weighted average trading price of the common shares as of the closing date of the transaction), subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange prior to each such issuance. See note 12(d).

On July 14, 2022, the Company used $15,446,546 of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Company’s existing Oxford Credit Facility amounting to $14,838,546, as well as prepayment fees and legal fees incurred amounting to $608,000, and terminated the Oxford Credit Facility. The termination of the Oxford Credit Facility resulted in a loss on extinguishment of $1,831,917.

Concurrently, the Company used $15,154,845 of proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS, resulting in a loss on extinguishment of $500,000.

(iii)	Promissory notes:

On July 14, 2022, the Company assumed two promissory notes in connection with the Success TMS Acquisition totaling $200,000. The promissory notes bear interest at a rate of 5% per annum and have a maturity date of December 31, 2025. Upon acquisition, the two promissory notes were fair valued using an interest rate of 12%. The carrying value of these promissory notes as at September 30, 2022 is $161,440 (December 31, 2021 – nil). Interest expense for the three and nine months ended September 30, 2022 was $4,125 (three and nine months ended September 30, 2021 – nil). During the nine months ended September 30, 2022, the Company repaid promissory notes totalling nil (September 30, 2021 – nil).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

(b)	Non-controlling interest loans:

	September 30,	December 31,
	2022	2021
Non-controlling interest loans	$91,823	$85,214

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

(c)	Forgiveness of loan payable

During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the U.S. Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief, and Economic Security

Act (the “CARES Act”). During the three and nine months ended September 30, 2021, as authorized by Section 1106 of the CARES Act, the U.S. Small Business Administration forgave the amount loaned as well as all accrued interest. As a result of the forgiveness of the Loan, all previously net accrued interest in the amount of $47,836 and the principal balance of $3,080,760 had been recorded as a gain in the condensed interim consolidated statements of net loss and comprehensive loss.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

11.	Shareholder loan:

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay a promissory note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. The promissory note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. Upon acquisition, the promissory note was fair valued using an interest rate of 12%. The carrying value of shareholder loan as at September 30, 2022 is $2,101,540 (December 31, 2021 – nil). Interest expense for the three and nine months ended September 30, 2022 was $54,512 (three and nine months ended September 30, 2021 – nil).

During the nine months ended September 30, 2022, the Company repaid $31,951 of the shareholder loan (September 30, 2021 – nil).

12.	Other payables:

(a)	Lender warrants:

	September 30,	December 31
	2022	2021
Lender warrants	$16,110	$44,997
Less: current portion of lender warrants	16,110	44,997
Long-term portion of lender warrants	$–	$–

As consideration for providing the Oxford Credit Facility (see note 2(a)), the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability in other payables on the condensed interim consolidated statements of financial position. As at September 30, 2022, the value of the lender warrants was $16,110 (December 31, 2021 – $44,997).

The change in fair value of the lender warrants during the three and nine months ended September 30, 2022 was an increase of $14,212 and a decrease of $28,886, respectively (three and nine months ended September 30, 2021 – a decrease of $177,881 and $108,822, respectively) and was recorded in corporate, general and administrative expenses.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

12.	Other payables (continued):

(b)	Deferred share units:

	September 30,	December 31,
	2022	2021
Deferred share units	$607,563	$205,337

On May 6, 2021, the Company adopted a deferred share unit plan (the “DSU Plan”) for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Directors under the DSU Plan. The DSUs granted vest immediately.

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three and nine months ended September 30, 2022, 49,656 and 178,829 DSUs were granted, respectively (three and nine months ended September 30, 2021 – 14,759 and 20,295, respectively). As at September 30, 2022, the value of the financial liability attributable to the DSUs was $607,563 (December 31, 2021 – $205,337). For the three and nine months ended September 30, 2022, the Company recognized an expense of $374,682 and $402,226, respectively (three and nine months ended September 30, 2021 – $58,189 and $150,196, respectively) in corporate, general and administrative expenses related to the DSUs.

(c)	Performance share units:

	September 30,	December 31,
	2022	2021
Performance share units	$60,547	$97,853

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

12.	Other payables (continued):

On May 6, 2021, the Company’s Equity Incentive Plan was amended and restated to permit the Company to grant performance share units (“PSUs”) and restricted share units (“RSUs”), in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, Non-Employee Directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 23,188 PSUs will vest on the Vesting Date.

As at September 30, 2022, the value of the financial liability attributable to the PSUs is $60,547 (December 31, 2021 – $97,853).

As at September 30, 2022, the Company has not issued any RSUs under the Equity Incentive Plan (December 31, 2021 – nil).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

12.	Other payables (continued):

(d)	Conversion instruments:

	September 30,	December 31,
	2022	2021
Conversion instruments	$2,823,469	$–

On July 14, 2022, in connection with the Madryn Credit Facility, the Company issued the Conversion Instruments to Madryn and certain of its affiliated entities. The Conversion Instruments provide the holders thereof with the option to convert up to an aggregate of $5,000,000 of the outstanding principal amount of the Term Loan into common shares of the Company at a price per share equal to $1.90, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange prior to each such issuance. See note 10(a)(ii).

The embedded derivative in relation to the Conversion Instruments were fair valued using the finite difference valuation method and are recorded as a financial liability in other payables on the condensed interim consolidated statements of financial position. On inception, the aggregate value of the Conversion Instruments were $892,951. As at September 30, 2022, the aggregate value of the Conversion Instruments were $2,823,158 (December 31, 2021 – nil).

The change in fair value of the Conversion Instruments during the three and nine months ended September 30, 2022 was an increase of $1,930,518 and $1,930,518, respectively (three and nine months ended September 30, 2021 - nil) and was recorded in corporate, general and administrative expenses.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

13.	Deferred and contingent consideration:

	September 30,	December 31,
	2022	2021
Deferred and contingent consideration	$1,000,000	$1,250,000

(a)	Achieve TMS East/Central:

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in restricted cash that was held in an escrow account, subject to finalization of the escrow conditions (see note 5(a)). During the nine months ended September 30, 2022, $250,000 of the restricted cash held in escrow was released to the vendors in accordance with the terms of the agreement.

(b)	Achieve TMS West:

As at December 31, 2020, the earn-out in relation to the acquisition (the “Achieve TMS West Acquisition”) of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment.

Of the $1,274,402 of deferred consideration held in escrow in connection with the Achieve TMS West Acquisition, $224,402 was paid during the year ended December 31, 2020. The remaining $1,050,000 of deferred consideration at December 31, 2020 held in an escrow account was finalized as all escrow conditions had been satisfied. On March 26, 2021, the amount held in escrow as part of the Achieve TMS West Acquisition was released in accordance with the membership interest purchase agreement. The deferred cash payment and the remaining contingent consideration were paid in full to the vendors on June 28, 2021.

As at September 30, 2022, the deferred and contingent consideration in relation to the Achieve TMS West Acquisition was nil (December 31, 2021 – nil).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

14.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at September 30, 2022 and December 31, 2021, there were nil preferred shares issued and outstanding.

		Total
	Number	Amount
December 31, 2021	17,801,885	$98,408,917
Success TMS Acquisition issuance	11,634,660	15,711,445
September 30, 2022	29,436,545	$114,120,362

On July 14, 2022, the Company completed the Success TMS Acquisition (see note 5(b)). The Company issued as purchase consideration 11,634,660 common shares at a value of $1.35 per common share for a total value of $15,711,445.

15.	Contributed surplus:

Contributed surplus is comprised of share-based compensation.

Share-based compensation – stock options:

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at September 30, 2022, this represented 2,943,655 common shares (December 31, 2021 – 1,780,188).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

15.	Contributed surplus (continued):

As at September 30, 2022, 796,334 stock options are outstanding (December 31, 2021 – 897,500). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

	September 30, 2022		December 31, 2021
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	897,500	$8.66	736,500	$7.35
Granted	–	–	186,500	14.16
Exercised	–	–	(5,500)	(5.23)
Forfeited	(101,166)	(10.36)	(20,000)	(12.62)
Outstanding, end of period	796,334	$11.07	897,500	$8.66

The weighted average contractual life of the outstanding options as at September 30, 2022 was 5.3 years (December 31, 2021 – 6.6 years).

The total number of stock options exercisable as at September 30, 2022 was 653,000 (December 31, 2021 – 603,567).

During the three and nine months ended September 30, 2022, the Company recorded a total share-based options compensation expense of $2,762 and $315,966, respectively (September 30, 2021 – $221,679 and $631,011, respectively).

The following stock options were granted during the year ended December 31, 2021:

(a)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.

(b)	The fair value of the stock options granted on May 14, 2021 was estimated to be $6.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.92% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.05% and an annual risk-free interest rate of 1.63%.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

15.	Contributed surplus (continued):

(c)	The fair value of the stock options granted on August 5, 2021 was estimated to be $5.72 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.01% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.23%.

(d)	The fair value of the stock options granted on November 9, 2021 was estimated to be $4.38 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.34% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.46%.

As at September 30, 2022, the total compensation cost not yet recognized related to options granted is approximately $305,418 (December 31, 2021 – $926,317) and will be recognized over the remaining average vesting period of 1.00 years (December 31, 2021 – 1.74 years).

16.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

17.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three and nine months ended September 30, 2022, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $ 160,087 and $ 415,514, respectively (September 30, 2021 – $113,190 and $402,272, respectively).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

18.	Income taxes:

During the nine months ended September 30, 2022, there were no significant changes to the Company’s tax position.

19.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximate their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 12). The Company has contingent consideration and Conversion Instruments that are considered Level 3 financial instruments.

The carrying value of the loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

19.	Risk management arising from financial instruments (continued):

The Company’s aging schedule in respect of its accounts receivable balance as at September 30, 2022 and December 31, 2021 is provided below:

	September 30,	December 31,
Days since service delivered	2022	2021
0 - 90	$8,679,602	$5,572,950
91 - 180	2,763,268	1,278,967
181 - 270	1,825,977	1,923,364
270+	1,132,956	2,222,108
Total accounts receivable	$14,401,803	$10,997,389

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

19.	Risk management arising from financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and certain long-term debt. The Madryn Credit Facility (see note 10(a)(ii)) bears interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. A 1% increase in interest rates would result in a $2,781,321 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the Madryn Credit Facility.

20.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

21.	Related party transactions:

(a)	Transactions with significant shareholder – Greybrook Health Inc.:

During the three and nine months ended September 30, 2022, the Company recognized $4,070 and $4,399, respectively, in corporate, general and administrative expenses (September 30, 2021 – $26,455 and $115,333, respectively) for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business. As at September 30, 2022, nil (December 31, 2021 – nil) is included in accounts payable and accrued liabilities.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

21.	Related party transactions (continued):

(b)	Transactions with the significant shareholder, officer and director – Benjamin Klein

During the three and nine months ended September 30, 2022, the Company recognized $10,801 and $10,801, respectively, in corporate, general and administrative expenses (September 30, 2021 – nil and nil, respectively) for amounts payable for employment services rendered and other related costs incurred by Benjamin Klein in the ordinary course of business.

As at September 30, 2022, $43,345 is included in accounts payable and accrued liabilities for amounts payable for travel expenses and other related costs incurred by Benjamin Klein in the ordinary course of business.

(c)	Loan from significant shareholder, officer and director – Benjamin Klein

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation to repay a promissory note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. The promissory note totals $2,090,264 and bears interest at a rate of 10% per annum and matures on May 1, 2024. See note 11.

22.	Basic and diluted loss per share:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Net loss attributable to the shareholders of:
Greenbrook TMS	$(16,361,426)	$(3,517,250)	$(31,547,258)	$(17,919,629)

Weighted average common shares outstanding:
Basic and diluted	27,774,451	16,150,434	21,138,295	14,619,542

Loss per share:
Basic and diluted	$(0.59)	$(0.22)	$(1.49)	$(1.23)

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

22.	Basic and diluted loss per share (continued):

For the three and nine months ended September 30, 2022, the effect of 796,334 options (September 30, 2021 – 860,500) and 51,307 lender warrants (September 30, 2021 – 51,307) have been excluded from the diluted calculation because this effect would be anti-dilutive.

23.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s condensed interim consolidated financial results.

On August 1, 2022, the Company acquired a portion of the non-controlling ownership interest in TMS NeuroHealth Centers Rockville LLC for $500,000. As at September 30, 2022, the Company has an ownership interest of 100% of TMS NeuroHealth Centers Rockville LLC.

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at September 30, 2022 and December 31, 2021:

	September 30,	December 31,
	2022	2021
Cash	$741,150	$1,885,606
Accounts receivable, net	4,988,556	6,374,010
Prepaid expenses and other	549,120	345,239
Property, plant and equipment	984,578	1,013,161
Right-of-use assets	9,935,820	9,939,726
Accounts payable and accrued liabilities	1,493,645	993,848
Lease liabilities	10,663,717	10,588,519
Loans payable	15,405,972	12,431,803
Shareholders’ equity (deficit) attributable to the shareholders of Greenbrook TMS	(8,236,551)	(3,718,322)
Shareholders’ equity (deficit) attributable to non-controlling interest	(1,135,912)	(542,367)
Distributions paid to non-controlling interest	(1,817,380)	(1,518,130)
Partnership buyout	(496,659)	–
Subsidiary investment by non-controlling interest	–	270,885
Historical subsidiary investment by non-controlling interest	1,322,392	1,051,507

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

23.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Revenue	$4,776,916	$6,942,338	$17,104,419	$18,982,831
Net loss attributable to the shareholders of Greenbrook TMS	(1,223,911)	(363,175)	(3,308,353)	(1,434,273)
Net income (loss) attributable to non-controlling interest	(421,890)	65,227	(593,545)	(107,049)

24.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Salaries and bonuses	$5,081,645	$3,115,709	$11,918,622	$9,170,971
Marketing expenses	3,176,159	1,481,272	6,581,059	4,867,188
Total	$8,257,804	$4,596,981	$18,499,681	$14,038,159

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2022 and 2021

(Unaudited)

24.	Expenses by nature (continued):

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Salaries and bonuses	$5,156,259	$3,514,477	$12,211,803	$10,071,740
Professional and legal fees	1,133,652	1,003,802	2,918,390	2,929,661
Computer supplies and software	657,160	367,958	1,528,543	1,000,250
Marketing expenses	169,653	125,306	394,223	468,139
Deferral payment expense (income)	–	–	–	300,000
Insurance	242,178	173,252	670,997	380,435
Travel, meals and entertainment	68,519	76,189	190,990	151,164
Lender warrants (note 12(a))	14,212	(177,881)	(28,886)	(108,822)
Conversion Instrument (note 12(d))	1,930,518	–	1,930,518	–
Other	257,247	62,861	549,055	492,962
Total	$9,629,398	$5,145,964	$20,365,633	$15,685,529

The deferral payment expense of $300,000 that was recognized during the nine months ended September 30, 2021 relates to cash consideration payable to certain vendors who agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the Achieve TMS West Acquisition. This amount was paid in full on June 28, 2021 (see note 13).